INVEST IN **WELL TRAVELED**

The private network for a new generation of modern travelers


LONDON
WELL TRAVELED
LAUREN
VERIFIED
EAT
Dishoom
Indian · London
7 Boundary Street
If you know, you know. And if you don't then just know it's worth the hype. As in, bacon & egg naan pizza. What.
LOVED by
DISCOVERED by
Nina Barnett
NEED TO KNOW
Homestyle Indian cooking, buzzy atmosphere, top notch cocktails. Per one of ou
founding members... "holy sh*t worth the wait it's so good."
BOOK NOW
LEAVE A REVIEW
DESTINATIONS
CAMDEN TOWN
DALSTON
SOHO
London
CITY OF LONDON
WESTMINSTER
LAMBETH
VAUXHALL
BERMONDSEY
CAMBERWELL
PECKHAM
BRIXTON
CLAPHAM
MAP
LIST

welltraveledclub.com Los Angeles CA

LEAD INVESTOR



Imran Khan

I have been working with Sam as both an advisor to Well Traveled and an investor. I've found her to be a driven, passionate leader with remarkable insight. I've also found her to be open to constructive feedback. It's been great to see what she has built and how she is going about growing her community. I believe in Sam's vision and am excited to work with her. As such, in addition to my original personal investment of $40,000 and my existing advisory shares, I'm pleased to add an additional $10,000 in this round.

Invested $10,000 this round & $40,000 previously

Highlights

1. 🤩 A female-founded travel club, built with female consumers in mind
2. ✅ All members vetted, verified & connected for reliable security
3. ⚡ Grew membership 2.5X YoY surpassing 1,500 paying members (revenue up 240%+, hitting $205K in ARR)
4. 🫶 More than 79% of new members come from word of mouth, social media, and member referrals
5. 💼 Over 100+ featured destinations, 7,000 vetted spots, and 8,000 trusted reviews
6. 🥳 $1.6M GMV (hotel dollars booked through the platform)
7. ✈️ 2,250 nights and 880 trips booked with a $1,700 AOV and $589 ADR
8. ⭐ iOS App (launched Sept 2022) with 138+ 5 star reviews on the App Store

Our Team



Samantha Patil Founder & CEO

Professionally: I've held leadership positions at Pandora Media, Snapchat and Dollar Shave Club. Personally: running the Paris Marathon was one of the biggest travel highlights of my life!



Colby Oney Marketing

Colby is a dynamic marketing leader and seasoned traveler with 6+ years experience in the travel industry. An adventurer at heart, Colby spends her time exploring through hiking, camping and road tripping.



Jenna Long Travel Team

Jenna works alongside Jenika on our Travel team, making our members travel dreams come true. After a traditional agency background, she loves being able to connect with members and create their perfect trip. She also happens to be our TikTok guru!



Amanda Squeo Content

Amanda has a background in Travel & Tourism, with 10+ years in customer service. She wears many hats and is an “out of the box” thinker. She leads our content initiatives and loves being able to inspire our members next adventure through quality content.



Jenika Shastri Travel Team

After graduating in hospitality management Jenika built her career in sales and events within hotels. She loves working with a female founded team where we continue to build a community for like minded travelers.

Pitch


ESPRESSO
WELL TRAVELED
Elevating the way we discover, plan and book travel
TEASER Q1 2023
Samantha Patil, Founder & CEO
samantha@welltraveledclub.com
Confidential & Proprietary

WHAT WE ALL LOVE ABOUT TRAVEL:



WHAT WE ALL HATE ABOUT TRAVEL:


yelp
airbnb
Stays in Barcelona
ZAGAT
Good Afternoon
Popular places
Barcelona Hotels and Places to Stay

WHY NOW

"Travel will be viewed as an antidote to isolation and disconnection."

Brian Chesky, CEO, Airbnb
January 2021

1. The rise of remote work

The remote work revolution is here to stay, which means travel is no longer a two week vacation once a year. It's a constant in our lives.

2. Curating the world's information

The future of the internet is rooted in curation. Consumers are desperate for access to relevant and trustworthy information.

3. The membership economy is here

Consumers are embracing membership communities that foster connection and knowledge sharing among peers.



MARKET POTENTIAL

Americans alone generate $792B annually in leisure travel[1], with a full rebound from the pandemic expected by 2023

GLOBAL INTERNATIONAL DEPARTURES BY PURPOSE OF VISIT (M)[2]



Business
Leisure
VFR
Other/personal
900
800
700
600
500
400
300
200
100
0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

1. US Travel 2. Global Data 3. Business Insider

INITIAL TARGET MARKET: MILLENNIALS

80M millennials in the US spending $200B per year on travel[3]

72% Of millennials would rather spend on travel than physical goods[3]

33% Of millennials willing to spend $5K+ on next vacation[3]

90% Of millennials make travel decisions based on their network[3]

OPPORTUNITY

Women make 85% of all travel purchasing decisions[1]…

56% of leisure travelers are women

78% of our members identify as female



1. Conde Nast Traveler 2. Expedia Group Media Solutions

WELL ✱ TRAVELED



WELL TRAVELED
Dishoom
EUROPE TRIP WISH LIST

Forbes · The Hollywood Reporter · Apple · Business Insider · betches · Nasdaq · Travel + Leisure · The Washington Post · WSJ

MODERN BRAND

Built on trust, quality and community, our brand is a strong value signal to our customers that we understand them.

MEMBERSHIP MODEL

Our community focused approach provides members with a sense of belonging and creates brand loyalty.

CURATED CONTENT

Personalized user experience with relevant recommendations curated from travelers with similar interests and travel styles.

Our Members Love Us

WE'RE BUILDING BRAND LOYALTY THAT SETS US APART



repping a fave female-founded startup today @welltraveledclub
WELL TRAVELED
Can't wait to check out the @welltraveledclub recs for Cape Town
Cheers to another adventure
travellbug_
Absolutely love being a @welltraveledclub member!
WELL TRAVELED

DAILY DM'S FROM MEMBERS

Melissa Mahood *6:54pm*
Thank you so much!!! I love the entire concept of this app/club. Looking forward to exploring it more and diving in! I could spend hours on it haha

Kathleen *8:45am*
This is exactly the type of website/app I have been looking for, for a long time!! Someplace that ha realistic reviews, local spots, and I can see how other people enjoyed their time at certain events/spot so I dont waste time trying things that weren't the best for someone else similarly when they traveled to where I want to go!

Jennifer Dylewski *11:24am*
Hi Samantha, thank you for your kind message! Now that I am a member I am enjoying access to even more information on each destination, and realizing that the travel style of this community is absolutely aligned with my personal travel style! I really appreciate even some of the small details of the platform, such as the fields you have chosen to display for each restaurant (best meal to enjoy, neighborhood, $$), hotel (boutique, pet friendly), and activities. This criteria is hard to find in many other travel websites!

Alexandra McClellan *6:11am*
Hi Samantha! This platform is everything I didn't know I needed. I appreciate the website's easy navigation, great recommendations, and I can't wait to start planning trips using Well Traveled. Thank you!

Anna Talone *2:29pm*
Hi Samantha! Thank you for the warm welcome! I'm looking forward to being a part of this community and have already found some amazing recs for my upcoming trip to London. I'll be making some requests to book shortly :)

Kelsey Scott *6:36pm*
Thank you so much for reaching out! Your platform is seriously sensational, and unlike anything else I use. So glad I found y'all, and thank you for creating such a killer platform.

WELL TRAVELED

DAILY DM'S FROM MEMBERS

Brielle Eaton *5:30pm*
Hi Samantha! Thanks for reaching out. I am already obsessed with this site / community and love what you're doing! So happy I found Well Traveled and can't wait to use it to plan my trips + more.

Payton Cavin *5:13pm*
Hi Samantha, it's so nice to e-meet you! I love that you have provided us with an authentic way to explore this beautiful world and become inspired by one another!

Jaclyn Stiles Trout *7:09pm*
Hi Sam! Thanks for reaching out. I'm super happy to be a part of your community and look forward to my first trip! I'm not quite in the planning stages for Nashville yet, but I will definitely take you up on your offer to connect with local members. I'm loving what I'm finding so far!

Brooke Bendix *6:59pm*
Hi Samantha! Thanks for reaching out. I'm enjoying it so far and have referred a few friends to join too. Will you be adding Phoenix to the list of destinations soon?!

Shannon Zotzky *8:04am*
Hey Samantha! Thanks for the note. I really enjoy this platform and I'm looking forward to using it in my trips coming up this year. I also really enjoy getting to input places I've found on my past trips and seeing how that compares to others experiences.

McKayla Hernandez *7:10am*
Hey Samantha!! Absolutely loving Well Traveled. I tried a member-suggested bar in Miami this weekend and it was 10/10!

Amabelle Camba *6:59pm*
Thanks Samantha! I'm enjoying the site so far and hope I can contribute to someone's experience!

Sariah Gutierrez *5:57pm*
Hi Sam! I was messaging someone from WT on IG and telling them how much I love WT. I love the platform and love the reviews from like minded travelers. Truly valuable! Thanks for creating it!

Devon Winter *6:11pm*
Hi Samantha! Great really excited to be apart of it. I travel a lot for work and fun and I'm definitely looking for this exact tool when planning. I look forward to utilizing the community as well! Thanks cheers and happy holidays !

DAILY DM'S FROM MEMBERS

Tiffany Morrissey *8:09am*
Hi Samantha! I'm really enjoying this club. I've already booked reservations for a girls trip I'm going to in April to

DAILY DM'S FROM MEMBERS

Chicago!

Michaela Madden <michaela.madden98@gmail.com>
to Well, me

Hi Sam,

Nice to virtually meet you, and congrats on co-creating such a wonderful platform! The trip was amazing, we stayed at The Roxy Hotel in Tribeca and ate at La Esquina in SoHo, both of which I found through WTC. Finding these two places was seriously worth my membership fee alone!

Julie Stuckey *4:54pm*
Thanks Samantha! I appreciate you reaching out and the warm welcome! I've already been so pleased with the information and how I can find tips from fellow travelers. I'm prepping for a Paris trip in Jan, and so far I've already found way more information than I have anywhere else. Excited to plan it out now over my holiday break. Thank you again!

Claire Rosen *7:33pm*
Hi Samantha! Thanks for the welcome. Your website is so fun to explore, and has made planning our travel very exciting.

Anya Nova *3:03pm*
Thank you for the warm welcome, and for accepting me into the community. I used it for the first time this last weekend when I visited S.F. and very happy with the spots that I visited based on the community's feedback. I look forward to exploring more, and will send in any suggestions if any. Thank you again, and have a fantastic day.

Sydney McMakin *5:53am*
Hi Sam! Thank you! I am loving the app so far! My husband and I are in Amsterdam at the moment and it has provided such great direction for our days and recommendations.

Andrew Spencer *6:59pm*
Great thanks! I'm excited to try out some recommendations on an upcoming trip to London. Love the design of your product btw. I'm a product designer and have been looking for a travel platform with a good sense of design.

WE'RE BUILDING A CULT LIKE FOLLOWING



Just applied and I am SO beyond excited!!!
[welltraveledclub] Sarah Moore
Replied to your story: How do I order a sweatshirt
Alex Georgy Alper
Genuinely love the platform!
Going to spend the night making my recs and lists!
So people can view them :)
Samantha Bishop
Just got to open up the app and I LOVE it!
Sara Fecht
Have I ever mentioned joining this club is the best thing I have ever done?! I don't know what I ever did before!
You too!
Made use of the new stickers hahah
WEE-HEE!

HIGH ENGAGEMENT

Because members use Well Traveled more like a social platform (vs a trip planning tool), they're highly engaged

40%	9 min	66%
of paying members have logged in over past 30 days (70% in past 90 days)	average session duration (Yelp & Instagram = 3min)	site content added by members (52% of members have contributed content ie: left review, created list)

MONETIZATION STRATEGY THAT'S ALREADY WORKING

TODAY

ANNUAL MEMBERSHIP	BOOKING COMMISSION	PARTNERSHIPS
currently priced at $150/yr, billed annually with a 14 day free trial avg 60% trial to paid member conversion rate	we earn 10-15% commission on every booking (at no cost to members) $1.4M GMV already booked, 60% repeat purchase rate	30+ brands and 1,000+ hotels creating added value for members piloting preferred program in Q2 2023 with 3+ hotel partners ($10-15k annual partnerships)

TOMORROW

expand platform offerings and introduce tiered pricing to serve broader audience	scale commission revenue to 20% and expand services to include home rental and experience bookings	*the* preferred partner of major hospitality brands to reach Gen Z and Millennial travelers

WELL TRAVELED

Forward-looking projections cannot be guaranteed.

WELL TRAVELED PARTNERS

We've partnered with 30+ desirable brands and 1,000+ hotels to offer members exclusive perks

Ghia, ALTO, CURATEUR, MARRIOTT BONVOY, FOUR SEASONS HOTELS AND RESORTS, B SIGNATURE Hotels & Resorts, GLOWBAR, One Well, SMALL LUXURY HOTELS OF THE WORLD, THE PENINSULA FINCLUB, SHANGRI-LA, Aero, Mayawell, CONSCIOUS COCONUT, ROSEWOOD A SENSE of PLACE, Preferred, flytographer, GOLDE, curious ELIXIRS, WORLD OF HYATT, HYATT PRIVÉ, NOBLE HOUSE HOTELS & RESORTS, SMARTFLYER

MEMBERS LOVE SHARING THEIR WELL TRAVELED TRIPS (AND PERKS) ON SOCIAL


I LOVE BEING APART OF THIS GROUP AND THANK YOU @WELLTRAVELEDCLUB FOR GIFTING THIS AND HELPING ME PLAN THIS!

Our point of differentiation and stickiness is centered around community driven content.

TRACTION

Since our soft launch in April 2021, we have built a loyal membership through referrals, word of mouth, and strategic partnerships



The Power of Human Connection: How Samantha Patil is Transforming the Travel Industry
Forbes
Remember Travel? 7 Essentials To Get You Back In The Wanderlust Spirit
2021 Keynote
WWDC
This Members-only Travel Club Is Full of Insider Secrets — Here's How to Apply
The home-sharing start-up coming for Airbnb's throne

MEMBERSHIP GROWTH

1,500+	78%	$212K+
paying members 78% women	YoY paid membership retention	Dec '22 run rate revenue

BOOKING TRACTION

$1.4M	58%	$1,766
GMV (hotel dollars booked)	repeat booking rate	Average Order Value

BRAND AWARENESS

23K+		1,000+
IG audience + 200K accounts reached in past 90 days	top-tier press coverage	influencer, brand and hotel partnerships

MOBILE APP LAUNCH

Sept 2022

138+ five star reviews,
60% member adoption,
20K+ member sessions since launch

PERFECT TRAVEL APP FOR MY STUDY ABROAD!!! — Sep 7 — ★★★★★ — jakeorichardson
The Well Traveled app has been my GO TO travel app for all things solo travel during my study abroad! On weekdays, my schooling takes place in the south of France, but on weekends, I'm free to travel wherever I please. Since my unstructured solo travel is spontaneous, the Well Traveled app has helped me locate hotels in my budget, find restaurants with the best reviews, and connect with a community like no other. I recommend the Well Traveled App to anyone wanting tips, tricks, and secret recipes to effective and fulfilling travel!

Perfect Planning Companion — Sep 13 — ★★★★★ — Intravls23
Being a member of Well Traveled for over a year, I was super excited when they announced their app because it took travel planning to the tips of your fingers. This app is a game changer! Everything is well thought out and the location services are clutch. Everything is curated and verified so you no longer need to "google and hope" before going to a place. Happy traveling!

GOODBYE YELP, HELLO WELL TRAVELED! — Sep 8 — ★★★★★ — Betsiesboo
Oh my gosh. I don't even know where to begin with this app. For the longest time, I've been using Yelp, Pinterest, and Google to plan my vacations and create mood boards, but ever since finding out about Well Traveled, I've been hooked! It's the perfect place to plan your trips, get feedback and planning help from trusted people, make like-minded friends, and travel like a pro. My favorite thing is that WT makes everybody feel special when they travel by treating them with exclusive perks like VIP upgrades, room welcome baskets, travel booking credit, and more. This is my favorite club. ❤️ ✈️

I am in awe! — Sep 8 — ★★★★★ — chingabu
Well Traveled is such an incredible community - I know I can trust the recommendations and reviews from their vetted community members, and having all this information on an app format is incredible. It saves me so much time and puts everything down in one place so I don't have to look around a million different websites when planning my trips. Plus, the design of the app is also incredibly aesthetic and pretty - I LOVE it!

Organized and efficient — Sep 8 — ★★★★★ — makenzie fightmaster
I love that this app can be used in so many different ways. Whether that be looking for a safe place to stay or things to do on a trip area it is organized and easy to use.

Perfection! — Sep 8 — ★★★★★ — alnettering
Love this app! I have been using Well Traveled's site for quite a while now, and find myself looking through their website every trip I take. Now having the app, it makes accessing Well Traveled's resources so much easier! Easy to use, and full of stops for activities, food, and stays in all my favorite spots. Great resource and only high quality recs from them, so I always know I'm getting a great experience when I follow one of Well Traveled's recommendations!

Super helpful + convenient! — Sep 18 — ★★★★★ — diabz1993
I'm so glad I can pull out my phone and have access to so many different restaurants nearby and reviews/pictures. I appreciate the honesty on this app as well as how quickly I can locate things to do! The app is super user friendly and I'm excited to document some new places I find too!

Makes travel planning fun! — Sep 8 — ★★★★★ — Caroline Lougee
The Well Traveled community is 10/10. I planned a solo trip to Switzerland last minute and had no idea what I was doing; looking back on that moment, I wish I had Well Traveled to give me some recommendations from some very well traveled people. I can't wait to use this app for future trips! In the meantime, it is the perfect place to daydream about travel :)

Organizing Travel — Sep 7 — ★★★★★ — srb2525
When traveling, it can be a hassle to use multiple apps and websites to find the best places to stay, best places to eat, and best activities to do. Well Traveled definitely makes it easy to look up all of those aspects in just one, organized place. I also personally love to travel like a local, and this app makes it easy to find local recommendations!

Life changing — Sep 13 — ★★★★★ — NinainChelsea
When I tell you I've waited for something like this my whole life.... I'm OBSESSED. the look of the app and the convenience I've already used it to help find good drinks in the moment!! Truly can't recommend enough

Finally an app for the best travel cl... — Sep 9 — ★★★★★ — Mandimarie88
I've been a Well Traveled member since early on and really enjoy it - it's so great to now have a smartphone app instead of accessing the site from a browser. Great user experience in the app.

Love the community aspect!!! 🙌 — Sep 8 — ★★★★★ — roxksand73917
I have always loved hearing recommendations on where to go and where to eat when I'm traveling from the locals or people who have traveled to the same spot. So when I first heard of well traveled club, I was super excited to join!! I love the community aspect here and now I know where to go when I'm planning for my next trip.

My Go-To for Travel Planning — Sep 10 — ★★★★★ — Trooooens
I absolutely love Well Traveled! I recently used it to book the honeymoon of my dreams! A member from the team was so quick to assist me and lead me to some of the incredible member recs. It was also so amazing receiving all of the member perks everywhere I went! I'm loving the new app and how accessible it is when I'm traveling to new places! Download now, you absolutely won't regret it!

Insanely obsessed!! — Sep 8 — ★★★★★ — hope1_
This app is truly such a game changer! I've been endlessly scrolling through the community travel journal sourcing travel inspo and have come across some amazing tips + recommendations. From the best restaurants to must-see spots across the globe—it's all there!! So, I love that I can use

LOVE IT — Sep 7 — ★★★★★ — awesome starr
VAYY so excited this business has finally become an app!!! I'm now finally able to easily use Well Traveled on the move. It's so eye pleasing and well organized too, just makes using it all the more enjoyable!

Best new travel app out there — Sep 8 — ★★★★★ — arp2727
Have been a member for over a year now and love that they just launched an app. The app experience is even better than web. The nearby feature is awesome, going to be a game changer

Loving this new app! — Sep 10 — ★★★★★ — walbug123
I joined Well Traveled Club a year ago and am loving it for the travel inspiration/booking and community! The app just makes it even easier to enjoy being a part of WT. It's aesthetically pleasing and user friendly, and I find myself browsing on it all the time for travel inspo. It's also a much better source for travel inspo than any other travel site I've used before! Highly recommend and can't wait to see WT grow even more.

Great company now great app — Sep 7 — ★★★★★ — Brettford
Best in class in the travel space! From recovery/discovery of amazing spots to the best travel support for booking and finding special places worldwide... it's a must for people who want to make the most out of their next trip.

Beautiful and usable !! — Sep 9 — ★★★★★ — zlw333
Love this app. So well organized and easy to use and navigate. Perfect for everything you would want to know when traveling, informed by avid travel lovers.

Also love how this is a female-led and used app. Doubles as a guide and a community to meet and interact w other travelers. Recommend!

TEAM

A world-class team of branding, hospitality and technology experts



Samantha Patil
Founder & CEO
Background: Marketing, CRM, member strategy & monetization, intl business

Snap Inc. · DOLLAR SHAVE CLUB · pandora



Jenna Long
Travel Team Lead
Background: Travel consultant with expertise in hotel partner marketing and hospitality PR

HYATT · Marriott INTERNATIONAL

KEY ADVISORS INCLUDE:



Jack Brody
Head of Product @ Snap
Community Fund Investor @ Upfront Ventures

Snap Inc. · upfront



Imran Khan
Founder & CEO @ Verishop
Former CSO @ Snap

Snap Inc. · VERISHOP



Nancy Soni
Founder & CEO @ PathMatch
Talent Partner @ Hypothesis)
Former Advisor @ Bonobos

PathMatch · HYPOTHESIS.



Eric Morse
Program Lead @ AirBnb
Product Manager @ AirBnb
Biz Operations @ AirBnb

airbnb



Reina Pomeroy
Dir of Community @ Good Inside
Community Mentor @ First Round
Head of Community @ Modern Fertility

GOOD INSIDE · First Round · Modern Fertility



Peter Cole
CEO @ Design Hotels
CFO @ The Ritz Carlton
CFO @ Marriott International

Marriott INTERNATIONAL · THE RITZ-CARLTON

ADDITIONAL INVESTORS & ADVISORS INCLUDE

Jack Brody
VP Product
upfront

Imran Khan
CEO, Verishop (prev. CRO Snap)
VERISHOP
CREDIT SUISSE

Eric Morse
Product / Marketplace
airbnb

Dante DiCiccio
Business Strategy
BlackRock

Nancy Soni
Recruiting
PathMatch
HYPOTHESIS.

Steve LaBella
Marketing & Brand

Nick Allen
VP Design
ROUTE

Peter Sellis
Dir. Product
SCIENCE

Peter Cole
Hospitality
Marriott

Mandy Brown
Finance
CRESCENT
Merrill Lynch

Will Wu
Dir. of Product

Austin Hough
Finance / Hospitality
INCEPTION
The Yarmuth Companies
SOHO HOUSE

COPPER WIRE VENTURES · MANA VENTURES · Gaingels · CROSSCUT · PRINCETON ALUMNI ANGELS · Snap Inc.



WELL ✳ TRAVELED
Elevating the way we discover, plan and book travel
CONTACT
Samantha Patil , Founder & CEO
samantha@welltraveledclub.com
Confidential & Proprietary